Rebecca G. DiStefano

Tel +1.954.768.8221

distefanof@gtlaw.com

November 23, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention: David Gessert

Re:	Emerald Health Pharmaceuticals Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 6

Filed November 6, 2020

File No. 024-10810

Dear Mr. Gessert:

On behalf of our client Emerald Health Pharmaceuticals Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated November 20, 2020 (the “Comment Letter”), with respect to the Post-Qualification Amendment No. 6 to the Offering Statement on Form 1-A filed November 6, 2020, (the “Offering Statement”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

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Greenberg Traurig, P.A. ■ Attorneys at Law ■ WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL 33301 ■ Tel 954.765.0500 ■ Fax 954.765.1477

David Gessert

Securities and Exchange Commission

November 23, 2020

Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A filed November 6, 2020

Dilution, page 28

1.	We note that you have removed tables comparing the total number of shares purchased, total consideration paid and the average price paid per share at various levels of participation by participants in this offering and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them. Please revise to provide these tables, or advise. Refer to Item 4 of Form 1-A for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has revised to include the dilution table at page 29 of the Offering Circular.

Securities Being Offered, page 56

2.	Please disclose here, or elsewhere as appropriate, whether you have engaged a transfer agent registered pursuant to Section 17A(c) of the Securities Exchange Act of 1934 to perform the function of a transfer agent with respect to shares of your common stock and, if so, identify such transfer agent.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has revised to include the transfer agent disclosure requested at page 69 of the Offering Circular.

Greenberg Traurig, P.A. ■ Attorneys at Law ■ WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL 33301 ■ Tel 954.765.0500 ■ Fax 954.765.1477

David Gessert
Securities and Exchange Commission
November 23, 2020

We appreciate your time and attention to the response to the Staff’s comment set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 954.768.8221.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:	Jim DeMesa, Chief Executive Officer, Lisa Sanford, Chief Financial Officer

Greenberg Traurig, P.A. ■ Attorneys at Law ■ WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL 33301 ■ Tel 954.765.0500 ■ Fax 954.765.1477